Gaucho Group Holdings, Inc.

June 26, 2019

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Draft Registration Statement
Filed June 26, 2019

Dear Sir or Madam:

In connection with the voluntary draft registration statement submission to the SEC, Gaucho Group Holdings, Inc. (“GGH”) hereby conveys its agreement to the public filing guidelines in the Division of Corporate Finance’s June 29, 2017 announcement (as supplemented August 17, 2017).

GGH confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show, or in the absence of any road show, at least 15 days prior to the requested effective date of the registration statement.

If you need further information or have any comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz